CLOVIS GROUP, INC.

414 SE WASHINGTON BLVD., #102

BARTLESVILLE, OKLAHOMA 74006

(918) 336-1773

19 September 2008

John Reynolds, Assistant Director

Office of Emerging Growth Companies

United States Security and Exchange Commission

Division of Corporation Finance

Mail Stop 0304

Washington, D.C. 20549

Re:

Clovis Group, Inc.

Form 10/A

File No. 000-53341

Amendment No. 1 Filed August 29, 2008

Dear Director Reynolds:

Clovis Group, Inc. (the “Company”) hereby requests the withdrawal of its Registration Statement on Form 10 and the Amendment thereto, SEC File No. 000-53341.  If the Staff has any questions or comments, please call our legal counsel, John Heskett at (918) 336-1773.

Very truly yours,

/s/  David Lennox

David Lennox

President and Chief Executive Officer